

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 13, 2016

David R. Emery
Chairman and Chief Executive Officer
Black Hills Corporation
625 Ninth Street
Rapid City, South Dakota 57701

   Re: **Black Hills Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2015
      Filed February 25, 2016
      File No. 1-31303

Dear Mr. Emery:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ William H. Thompson

           William H. Thompson
           Accounting Branch Chief
           Office of Consumer Products